UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDDD IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No.  )1
Moldflow Corporation
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
608507109
(CUSIP Number)
December 31, 2004
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


x
 Rule 13d-1(b)





 Rule 13d-1(c)





 Rule 13d-1(d)











____________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
Name of Reporting Person/I.R.S. Identification Nos. of
Above Persons (Entities Only)
Constitution Research & Management, Inc.
2
Check the Appropriate Box If a Member of a Group	(a) ?
(See Instructions)	(b) ?

3
SEC Use Only

4
Citizenship or Place of Organization
Delaware

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person
With
5
Sole Voting Power
555,035 (see the Note in  Item 4)

6
Shared Voting Power
0

7
Sole Dispositive Power
555,035 (see the Note in  Item 4)

8
Shared Dispositive Power
0
9
Aggregate Amount Beneficially Owned by Each Reporting
Person
555,035
10
Check If the Aggregate Amount in Row (9) Excludes Certain
Shares	?
(See Instructions)

11
Percent of Class Represented by Amount in Row (9)
5.161%
12
Type of Reporting Person (See Instructions)
IA


Item 1(a).	Name of issuer:
Moldflow Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
430 Boston Post Road  Wayland, MA  01778
Item 2(a).	Name of Person Filing:
Constitution Research & Management, Inc.
Item 2(b).	Address of Principal Offices or, if None,
Residence:
175 Federal Street  12th Floor    Boston, MA  02110
Item 2(c).	Citizenship:
A Delaware corporation
Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value
Item 2(e).	CUSIP Number:
608507109
Item 3.		If the Statement is being filed pursuant to Rule
13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)

   Broker or dealer registered under Section 15 of the Exchange Act;



(b)

   Bank as defined in Section 3(a)(6) of the Exchange
Act;



(c)

   Insurance company as defined in Section 3(a)(19) of the Exchange Act;



(d)

   Investment company registered under Section 8 of the Investment Company Act;



(e)
x
   An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);



(f)

   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);



(g)

   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);



(h)

   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;



(i)

   A church plan that is excluded from the definition of an investment company under Section


   3(c)(14) of the Investment Company Act;



(j)

   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
 (a)	Amount beneficially owned:				555,035 shares
 (b)	Percent of class:							5.161%
(c)	Number of shares as to which such person has:
(i)		Sole power to vote or direct the vote:
	555,035 shares (see
Note below)
(ii)		Shared power to vote or direct the vote:
	0 shares
(iii)		Sole power to dispose or to direct the disposition
of:		555,035 shares
(see Note below)
(iv)		Shared power to dispose or to direct the disposition
of:	0 shares
Note:	Constitution Management & Research, Inc.
("Constitution"), an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940,
furnishes investment advice and serves as investment
manager to certain separate accounts for various advisory
clients (the "Accounts"). In its role as investment adviser
or manager, Constitution posesses voting and/or investment
power over the securities of the issuer described in this
Schedule which are owned in the Accounts. All securities
reported in this Schedule are owned in Accounts.
Constitution disclaims beneficial ownership of all such
securities.
Item 5.		Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [   ].
Item 6.		Ownership of More than Five Percent on Behalf of
Another Person.
All securities reported in this Schedule are owned through the
Accounts by various advisory clients of Constitution, no one of which, to the knowledge of Constitution, owns more than 5% of the class. Constitution disclaims beneficial ownership of all such securities.
Item 7.		Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the
Parent Holding Company or Control Person.
Not applicable.
Item 8.		Identification and Classification of Members of
the Group.
Not applicable.
Item 9.		Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	___________________________
(Date)

	___________________________
(Signature)
________________________
_____
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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